Filed pursuant to Rule 433

November 7, 2013

Relating to

Preliminary Prospectus Supplement dated November 7, 2013 to

Prospectus dated November 30, 2010

Registration Statement No. 333-170876

MetLife, Inc.

$1,000,000,000 4.875% Senior Notes due 2043

Final Term Sheet

November 7, 2013

Issuer:	MetLife, Inc. (“Issuer”)

Securities:	4.875% Senior Notes due 2043

Aggregate Principal Amount:	$1,000,000,000

Price to the Public:	99.376% of principal amount plus accrued interest, if any, from November 13, 2013

Gross Underwriting Discount:	0.875%

Proceeds to Issuer Before Expenses:	$985,010,000

Maturity Date:	November 13, 2043

Pricing Date:	November 7, 2013

Settlement Date:	November 13, 2013

Interest Payment Dates:	Semi-annually on May 13 and November 13 of each year

First Interest Payment Date:	May 13, 2014

Anticipated Ratings*:	A3 (Moody’s) / A- (S&P) / A- (Fitch)

Coupon:	4.875%

Benchmark Treasury:	UST 2.875% due May 15, 2043

Spread to Benchmark Treasury:	T + 115 bps

Benchmark Treasury Price and Yield:	$84-07; 3.765%

Yield to Maturity:	4.915%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ranking:	Senior Unsecured

Redemption:	The Senior Notes will be redeemable at MetLife, Inc.’s option, in whole or in part, at any time and from time to time at a redemption price equal to the greater of 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the date fixed for redemption and the Make-Whole Redemption Amount calculated as described in the preliminary prospectus supplement at the rate of T + 20 bps.

CUSIP/ISIN:	59156R BG2 / US59156RBG20

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. UBS Securities LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, Goldman, Sachs & Co. toll free at 1-866-471-2526, UBS Securities LLC toll free at (877) 827-6444, extension 561-3884, or Wells Fargo Securities, LLC toll free at 1-800-326-5897.